ICP Solar Technologies	USA
7075 Place Robert Joncas, Unit 131	CANADA
Montreal, QC Canada H4M 2Z2	EUROPE
Tel : (514) 270-5770	ASIA
Fax : (514) 270-3677	AUSTRALIA
info@icpsolar.com

August 14, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission
Washington, D.C. 20549

Attention:

Mr. Geoffrey Kruczek
Attorney
Division of Corporation Finance

Re:

ICP Solar Technologies Inc. (the "Company")
Amendment No. 5 to Registration Statement on Form SB-2,
File No. 333-138693

Dear Mr. Kruczek,

In response to your letter dated August 6, 2007 concerning your review of our above-mentioned filing, we are submitting the following comments. Our registration statement has been amended, where appropriate, and we have provided you with a marked copy of the registration statement for your convenience. Trusting the above satisfactory, we remain

Yours truly,

/s/ Sass Paress
Sass Paress
Chief Executive Officer

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1- Pro Forma Consolidated Statements, Page F-36

We have revised our Pro Forma Financial Statements regarding the gain on disposition as highlighted in the annexed Pro forma Financial Statements.

2- We have filed an amendment to our Current Report on Form 8K filed on July 12, 2007, to reflect the revisions made to the Pro Forma Financial Statements.

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ICP SOLAR TECHNOLOGIES INC.

Pro Forma Consolidated Balance Sheet As
At April 30, 2007
(Unaudited)
(Expressed in U.S. Funds)

				Pro Forma
	April 30,	Pro Forma		Consolidated
	2007	Adjustments		Balance Sheet

Assets

Current

Cash	$37,257	$500,000	a)	$537,257
Term deposit	510,788			510,788
Accounts receivable	1,980,233			1,980,233
Current portion of balance of loan receivable		500,000	a)	500,000
Income taxes recoverable	651,396			651,396
Inventories	1,880,485	160,793	c)	2,041,278
Prepaid expenses	13,546			13,546

Current assets held for sale	589,874	(589,874)	b)	-

	5,663,579	570,919		6,234,498
Loan Receivable		2,000,000	a)	2,000,000

Loan Receivable from ICP	3,000,000	(3,000,000)	a)	-
Investment in EPOD Solar (Wales) Ltd.		1	b)	1
Property and Equipment	99,880			99,880

Property and Equipment Held for Sale	399,081	(399,081)	b)	-

	$9,162,540	$(828,161)		$8,334,379

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ICP SOLAR TECHNOLOGIES INC.

Pro Forma Consolidated Balance Sheet As
At April 30, 2007
(Unaudited)
(Expressed in U.S. Funds)

				Pro Forma
	April 30,	Pro Forma		Consolidated
	2007	Adjustments		Balance Sheet

Liabilities

Current

Bank indebtedness	1,453,678			1,453,678
Accounts payable and accrued liabilities	813,077			813,077
Current portion of government grants payable	27,024			27,024
Loan payable, director	533,910			533,910
Current liabilities held for sale	468,595	(468,595)	b)	-

	3,296,284	(468,595)		2,827,689
Convertible Notes, less unamortized discount of
$675,692	1,824,308			1,824,308
Long-Term Liabilities Held for Sale	3,338,567	(3,338,567)	b)	-
		160,793	c)
Shareholders' Equity
	703,381	2,979,001		3,682,382
Capital Stock	290			290
	$9,162,540	$(828,161)		$8,334,379
Additional Paid-In Capital	6,482,923			6,482,923

Accumulated Other Comprehensive Loss	(810,562)	75,929	b)	(734,633)

Accumulated Deficit	(4,969,270)	2,742,279	b)	(2,066,198)

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ICP SOLAR TECHNOLOGIES INC.

Pro Forma Consolidated Statement of Operations and Comprehensive Income
For the Three Month Period Ended April 30, 2007
(Unaudited)
(Expressed in U.S. Funds)

				Pro Forma
				Consolidated
	Three-Month Period	Pro Forma		Statement of
	ended April 30,	Adjustments		Operations
	2007

Net Sales	$2,620,340			$2,620,340

Cost of Sales	1,417,402	(160,793)	c)	1,256,609

Gross Margin	1,202,938	160,793		1,363,731

Expenses

Selling, general and administrative	1,220,266	(398,240)	b)	822,026
Depreciation	78,506	(71,195)	b)	7,311
Research and Development	253	(253)	b)	-
Foreign exchange (gain) loss	(88,240)	111,646	b)	23,406
	1,210,785	(358,042)		852,743

Operating Earnings (Loss)	(7,847)	(518,835)		510,988

Interest expense	(42,303)	5,948	b)	(36,355)
Interest income	5,473	-		5,473
Write-down of Loan Receivable	(229,128)	-		(229,128)

Accretion on discount on convertible notes	(77,964)			(77,964)
	(343,922)	5,948		(337,974)

Net Earnings (Loss)	$(351,769)	$ 524,783		$173,014

Other Comprehensive Income

Foreign currency translation adjustment	(9,843)	75,929	b)	66,086
Comprehensive Income (Loss)	(361,612)	600,712		239,100

Basic Weighted Average Number of
Shares Outstanding	29,000,000			29,000,000

Basic and Diluted Earnings (Loss) Per
Share	$(0.01)			$0.01

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ICP SOLAR TECHNOLOGIES INC.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss
For the Year Ended January 31, 2007
(Unaudited)
(Expressed in U.S. Funds)

				Pro Forma
	Year Ended			Consolidated
	January 31,	Pro Forma		Statement of
	2007	Adjustments		Operations

Net Sales	7,603,225	-		7,603,225
Cost of Sales	5,454,341	(130,471)	c)	5,811,017
		487,147	b)
Gross Margin	2,148,884	356,676		1,792,208
Expenses

Selling, general and administrative	4,127,676	(1,337,522)	b)	2,790,154
Depreciation	307,242	(260,956)	b)	46,286
Research and development	22,678	(13,243)	b)	9,435
Foreign exchange (gain) loss	21,558	(85,778)	a)	(355,351)
		(291,131)	b)
Write-down of property and equipment	54,086	-		54,086
	4,533,240	(1,988,630)		2,544,610
Operating Loss	(2,384,356)	(1,631,954)		(752,402)

Interest expense	(353,881)	(20,217)		(374,098)
Gain on forgiveness of debt	111,672	-		111,672

	(242,209)	(20,217)		(262,426)

Net Loss	(2,626,565)	1,611,737		(1,014,828)
Other Comprehensive Loss
Foreign currency translation adjustment	(93,118)	112,662	b)	19,544
Comprehensive Loss	(2,719,683)	1,724,399		(995,284)
Basic Weighted Average Number of Shares Outstanding	23,693,554	-		23,693,554
Basic and Diluted Loss Per Share	$(0.11)	-		$(0.04)
See accompanying notes

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ICP SOLAR TECHNOLOGIES INC.

Notes to Pro Forma Consolidated Financial Statements
For the Three Month Period Ended April 30, 2007
(Unaudited)
(Expressed in U.S. Funds)

1.

Basis of Presentation

On May 9, 2007, ICP Solar Technologies Inc. ("the Company") signed a Share Purchase Agreement (the "Agreement") with ISE LLC ("ISE"). Under the terms of the Agreement, ISE acquired 85% of all of the Company's shares of ICP Solar Technologies (UK) Ltd. ("ICP UK"), wholly owned subsidiary of the Company, for an aggregate amount of U.S.$3 million. On May 10, 2007, the Company and ISE signed an Amendment to the Agreement ("Amendment"), revising the modalities of payment. As per the terms of the Amendment, ISE shall pay the Company a total of $1.00 for the shares. In addition, ISE will also pay the company an amount equivalent to $3,000,000, representing the principal amount on a loan owed to the Company by ICP UK as follows:

(1)

US $500,000 upon signing of the Agreement;

(2)

US $500,000 on November 29, 2007;

(3)

The balance shall be repaid as monthly payments for a period of 13.94 months as of January 1, 2008. Each monthly payment shall be equal to US $143,500 per month and shall be made either in cash, or in kind in the form of solar panels, at the option of the Company or its subsidiaries, as per the terms of the Agreement.

For purposes of the pro forma consolidated balance sheet, the sale transaction is reflected as if it was consummated on April 30, 2007. For purposes of the pro forma consolidated statements of operations and comprehensive loss, the transaction is recorded as if it occurred at the beginning of the period presented.

The pro forma unaudited consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the sale had been in effect on the date indicated or of the financial position or operating results which may be obtained in the future.

The pro forma unaudited consolidated balance sheet of ICP Solar Technologies Inc., as at April 30, 2007 and the related pro forma unaudited consolidated statement of operations for the three month period ended April 30, 2007 have been derived from the unaudited consolidated financial statements of ICP Solar Technologies Inc. as at April 30, 2007 with the assumptions and adjustments outlined in note 2.

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ICP SOLAR TECHNOLOGIES INC.

Notes to Pro Forma Consolidated Financial Statements
For the Three Month Period Ended April 30, 2007
(Unaudited)
(Expressed in U.S. Funds)

2.

Pro Forma Assumptions and Adjustments

The accompanying pro forma unaudited consolidated balance sheet of ICP Solar Technologies Inc. as at

April 30, 2007 and pro forma unaudited consolidated statement of operations and comprehensive income for the three month period ended April 30, 2007 have been prepared to reflect the following assumptions and adjustments:

a)

As per the terms of the Agreement, the Company will receive $500,000 on May 10, 2007 and the balance of $2,500,000 will be received as described in note 1.

b)

Elimination of the results of operations of ICP UK for the three month period ended April 30, 2007 and elimination of all the assets and liabilities of ICP UK as at April 30, 2007. This transaction results in a gain of $2,742,279. The gain is computed as follows:

Current assets	$(589,874)
Property & Equipment	(399,081)
Investment in UK Factory	1
Current liabilities	468,595
Long-term liabilities	3,338,567
Foreign Currency Translation	(75,929)

Gain on Disposition of Subsidiary	$2,742,279

The gain on disposition is not reflected in the Pro Forma Consolidated Statement of Operations as it is not expected to have a continuing impact on operations. This adjustment revises the Pro Forma Financial Statements previously filed with the SEC in the Company’s Registration Statement on Form SB-2 Amendment No. 5, filed on July 27, 2007.

c)

Reversal of 85% of the inter company profit elimination entry for inventory purchased from ICP UK as at April 30, 2007 to reflect full cost as a result of the pro forma disposition of 85% of the U.K. subsidiary at the beginning of the period. Accordingly, 85% of the previously recorded intercompany profit elimination has been added back to the closing inventory values. The increase in closing inventory values has the effect of reducing the cost of goods sold for the period.

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ICP SOLAR TECHNOLOGIES INC.

Notes to Pro Forma Consolidated Financial Statements
For the Year Ended January 31, 2007
(Unaudited)
(Expressed in U.S. Funds)

1.

Basis of Presentation

On May 9, 2007, ICP Solar Technologies Inc. ("the Company") signed a Share Purchase Agreement (the "Agreement") with ISE LLC ("ISE"). Under the terms of the Agreement, ISE acquired 85% of all of the Company's shares of ICP Solar Technologies (UK) Ltd. ("ICP UK"), wholly owned subsidiary of the Company, for an aggregate amount of U.S.$3 million. On May 10, 2007, the Company and ISE signed an Amendment to the Agreement ("Amendment"), revising the modalities of payment. As per the terms of the Amendment, ISE shall pay the Company a total of $1.00 for the shares. In addition, ISE will also pay the company an amount equivalent to $3,000,000, representing the principal amount on a loan owed to the Company by ICP UK as follows:

(1)

US $500,000 upon signing of the Agreement;

(2)

US $500,000 on November 29, 2007;

(3)

The balance shall be repaid as monthly payments for a period of 13.94 months as of January 1, 2008. Each monthly payment shall be equal to US $143,500 per month and shall be made either in cash, or in kind in the form of solar panels, at the option of the Company or its subsidiaries, as per the terms of the Agreement.

For purposes of the pro forma consolidated statements of operations and comprehensive loss, the transaction is recorded as if it occurred on February 1, 2006.

The pro forma unaudited consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the sale had been in effect on the date indicated or of the financial position or operating results which may be obtained in the future.

The pro forma unaudited consolidated statement of operations for the year ended January 31, 2007 have been derived from the audited consolidated financial statements of ICP Solar Technologies Inc. as at January 31, 2007 with the assumptions and adjustments outlined in note 2.

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ICP SOLAR TECHNOLOGIES INC.

Notes to Pro Forma Consolidated Financial Statements
For the Year Ended January 31, 2007
(Unaudited)
(Expressed in U.S. Funds)

2.

Pro Forma Assumptions and Adjustments

The accompanying pro forma unaudited consolidated statement of operations and comprehensive loss for the year ended January 31, 2007 has been prepared to reflect the following assumptions and adjustments:

a)

As per the terms of the Agreement, the Company will receive $500,000 on May 10, 2007 and the balance of $2,500,390 will be received as described in note 1. This transaction results in a foreign exchange gain of $85,778.

b)

Elimination of the results of operations of ICP UK for the year ended January 31, 2007 and elimination of all the assets and liabilities of ICP UK as at January 31, 2007. No gain on disposition has been reflected on the Pro Forma Consolidated statement of operations as it would not have a continuing impact on operations. This adjustment revises the Pro Forma Financial Statements previously filed with the SEC in the Company’s Registration Statement on Form SB-2 Amendment No. 5, filed on July 27, 2007.

c)

Reversal of 85% of the inter company profit elimination entry for inventory purchased from ICP UK as at January 31, 2007 to reflect full cost as a result of the pro forma disposition of 85% of the U.K. subsidiary at the beginning of the period. Accordingly, 85% of the previously recorded intercompany profit elimination has been added back to the closing inventory values. The increase in closing inventory values has the effect of reducing the cost of goods sold for the period.

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